SKADDEN, ARPS, SLATE, MEAGHER & FLOM
	世達國際律師事務所	AFFILIATE OFFICES
PARTNERS	42/F, EDINBURGH TOWER, THE LANDMARK
CHRISTOPHER W. BETTS	15 QUEEN’S ROAD CENTRAL, HONG KONG	BOSTON
WILL H. CAI ^	TEL: (852) 3740-4700	CHICAGO
GEOFFREY CHAN *	FAX: (852) 3740-4727	HOUSTON
ANDREW L. FOSTER *	www.skadden.com	LOS ANGELES
BRADLEY A. KLEIN ˜		NEW YORK
CHI T. STEVE KWOK *		PALO ALTO
EDWARD H.P. LAM ♦*		WASHINGTON, D.C.
HAIPING LI *		WILMINGTON
RORY MCALPINE ♦
CLIVE W. ROUGH ♦		BEIJING
JONATHAN B. STONE *		BRUSSELS
FRANKFURT
LONDON
^ (ALSO ADMITTED IN CALIFORNIA)		MOSCOW
♦(ALSO ADMITTED IN ENGLAND & WALES)		MUNICH
˜ (ALSO ADMITTED IN ILLINOIS)		PARIS
*(ALSO ADMITTED IN NEW YORK)		SÃO PAULO
SEOUL
REGISTERED FOREIGN LAWYER		SHANGHAI
Z. JULIE GAO (CALIFORNIA)		SINGAPORE
TOKYO
	August 27, 2018	TORONTO

Confidential

Mr. J. Nolan McWilliams

Ms. Julie Griffith

Mr. Lyn Shenk

Ms. Melissa Gilmore

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:                 Niu Technologies (CIK No. 0001744781)
Response to the Staff’s Comments on the Draft Registration
Statement on Form F-1 Confidentially Submitted on July 20, 2018

Dear Mr. McWilliams, Ms. Griffith, Mr. Shenk and Ms. Gilmore:

On behalf of our client, Niu Technologies, a company organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated August 16, 2018 on the Company’s draft registration statement on Form F-1 confidentially submitted on July 20, 2018 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits to the Commission for confidential review pursuant to the Jumpstart Our Business Startups Act.

To facilitate your review, we have separately delivered to you today four courtesy copies of the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement, and two copies of the submitted exhibits.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

In addition to adding and revising disclosure in response to the Staff’s comments, the Company has updated the Revised Draft Registration Statement to include the Company’s unaudited interim financial statements for the six months ended June 30, 2017 and 2018 and as of June 30, 2018 and reflect the Company’s other recent developments.

General

1.                                      Please provide us with mock-ups of pages that include any pictures or graphics to be presented, including any captions you intend to use. In considering your schedule for printing and distributing the preliminary prospectus, keep in mind that we may have comments on the materials.

In response to the Staff’s comment, the Company has included pictures and graphics on front inside covers, back covers and page 117 of the Revised Draft Registration Statement.

2.                                      Please provide us copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

In response to the Staff’s comment, the Company will be separately submitting to the Staff a copy of the slides that the Company presented to potential investors during some of the testing-the-water meetings in reliance on Section 5(d) of the Securities Act of 1933, as amended. In addition, the Company confirms to the Staff that these materials were immediately collected at the end of such testing-the-water meetings, and no potential investors have been allowed to retain the materials after the meetings.

Prospectus Summary

Overview, page 1

3.                                      We note your disclosure of the relationship of your volume-weighted average retail price to your competitors in the industry in 2017. Please tell us how the volume-weighted average is calculated, what it represents, and why it is used rather than a weighted average.

The Company respectfully advises the Staff that the volume-weighted average retail price is calculated by: (a) subtracting the value-added tax from the retail price of each specification of its e-scooter series and models to derive the net retail price, (b) multiplying the net retail price of each specification obtained in (a) by the sales volume of that specification in the relevant period, and (c) dividing the sum of the total net sales for each specification as calculated in (b) by the total sales volume of its e-scooters for the relevant period. The Company respectfully advises the Staff that the volume-weighted average is the weighted average in the general sense, and believes that such average better represents the average price of the Company’s e-scooters across all its product lines, and demonstrates the Company’s brand loyalty and pricing power when compared with its competitors.

Electric Two-Wheeled Vehicles Market in the European Union, Southeast Asia and India, page 3

4.                                      Please substantiate the statement on page 1 that you are “a leader in Europe in terms of sales volume” and place your disclosure in this section in context by disclosing your relative market share in the European Union, Southeast Asia and India markets.

The Company respectfully advises the Staff that the e-motorcycle market in the European Union (the “EU”) can be broken down into three sub-markets by retail price: (i) low-end market, (ii) medium-end market and (iii) high-end market. The medium-end market represents the market with a retail price per unit ranging from EUR2,000 to EUR5,000. In 2017, the medium-end e-motorcycle market is the largest e-motorcycle market in the EU, representing approximately 75% of the entire e-motorcycle market in terms of sales volume. In 2017, in the EU medium-end e-motorcycle market, the top six companies took up a market share of over 77.7% in the aggregate, and the Company ranked third in this submarket with a market share of 11.1%.

The Company respectfully advises the Staff that the Company has not generated significant revenue from selling e-scooters in Southeast Asia or India, and the Company describes the Southeast Asia and India markets in the registration statement because it plans to further expand into these markets as part of its international strategic development in the future.

In response to the Staff’s comment, the Company has revised disclosure on pages 1, 3, 105 and 109 of the Revised Draft Registration Statement to disclose the Company’s market share in the EU medium-end e-motorcycle market.

Corporate History and Structure, page 4

5.                                      Please expand this section to explain briefly what a Variable Interest Entity is, the reasons for adopting the structure, and highlight the most material risks.

In response to the Staff’s comment, the Company has added the referenced disclosure on pages 5, 32, 66 and 69 of the Revised Draft Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Factors Affecting Results of Operations

Our ability to enhance or maintain our pricing power, page 70

6.                                      We note your disclosure that the retail price of your selected models sold in China was increased in 2016 and 2017. Please define “selected models” and revise to clarify that the retail price does not represent revenues attributed to the company for sales made through third parties. Also, we note your disclosure on page 78 that net revenues per scooter decreased from 2016 to 2017. Please balance your disclosure on page 70, and elsewhere as appropriate, by disclosing trends in your net revenue per scooter when you discuss changes in retail prices of your products.

In response to the Staff’s comment, the Company has revised the disclosure on page 75 of the Revised Draft Registration Statement to define the range of specifications that experienced price increases, clarify that the retail price does not represent revenues attributed to the Company for sales made through third parties, and balance the discussion on changes in retail prices by disclosing the change in its net revenues per e-scooter.

Results of Operations, page 76

7.                                      Please quantify the effects of changes in both price and volume on revenues and expense categories, where appropriate. Refer to Item 5 of Form 20-F.

The Company respectfully advises the Staff that since the net revenue from e-scooter sales is the product of volume and net revenues per e-scooter, it would be difficult to quantify the impact of each multiplicand alone. If the Company were to engage in such an endeavor, certain assumptions have to be made. For example, one method would be to assume that the net revenues per e-scooter in 2017 applies to both 2016 and 2017 when calculating the impact of volume increase. Such impact would be RMB4,061 multiplied by 104,588 (increase in the number of e-scooters sold in 2017 as compared to 2016), which equals a 119.7% increase in the Company’s net revenues from 2016 to 2017. This method would also assume that the sales volume were the same for both 2016 and 2017 at 84,879  when calculating the impact of decrease in net revenues per scooter. Such impact would be 84,879 multiplied by RMB119 (decrease in the net revenues per e-scooter in 2017 as compared to 2016), which equals a 2.9% decrease in its net revenues from 2016. Alternatively, if the Company were to reverse the assumptions, i.e., to assume that the net revenues per e-scooter in 2016 applies to both 2016 and 2017 when calculating the impact of volume increase and that the sales volume were the same for both 2016 and 2017 at 189,467, the respective impacts would have been 123.2% and negative 6.4%. The Company respectfully advises the Staff that it believes that such assumptions are arbitrary and not straightforward to the investors, and it is neither practicable nor meaningful to quantify the effects of change in price and volume alone.

Moreover, the Company has previously quantified the sales volume increase, the decrease in net revenues per e-scooter, and the decrease in cost per scooter in the Draft Registration Statement and has revised page 85 of the Revised Draft Registration Statement to supplement the percentage of increase in volume-weighted average retail price, which was disclosed elsewhere in the Draft Registration Statement. The Company believes such disclosure provides the investors with material information to understand the Company’s results of operations and financial performance, including the revenues and cost of revenues. Therefore, the Company believes that quantification of the effects of changes in price and volume alone would not provide additional useful information to the investors.

The Company respectfully advises the Staff that it does not believe that it would be appropriate to quantify the impact on operating expenses as they generally do not vary in relation to sales volumes or price.

Business

Our Competitive Strengths, page 102

8.                                      Please balance your disclosure concerning your strengths and prospects by discussing the material negative factors affecting your business, such as strong competition, low barriers to entry and significant research and development costs.

The Company respectfully advises the Staff that it has disclosed material negative factors and challenges affecting the business such as dependence on its brand and its continued innovation and successful launches of new products and services, reliance on its city partners and franchised stores, external suppliers, potential exposure to quality problems, and strong competition, among others, in “Prospectus Summary” and “Risk Factors—Risks Relating to Our Business” sections in the registration statement. The Company does not believe that repeating those factors and challenges in the “Business—Our Competitive Strengths” section will provide additional meaningful information or more balanced disclosure to the investors.

Regulation

Regulations Relating to Foreign Exchange, page 136

9.                                      Please describe here the NDRC Order 11 you reference in the last risk factor on page 38 and clarify whether the approval and registration requirements under Order 11 are separate from or supersede the requirements under SAFE Circular 37. Please also describe the reasons for the uncertainties regarding the application of Order 11 and discuss any steps you are taking to evaluate whether Order 11 applies to you and your PRC subsidiaries.

The Company respectfully advises the Staff that the approval and registration requirements under the NDRC Order 11 are separate from the requirements under the SAFE Circular 37. The NDRC Order 11 was issued by the National Development and Reform Commission (the “NDRC”) to regulate overseas direct investment by Chinese enterprises and overseas indirect investment by Chinese enterprises and individuals through their controlled offshore entities, as a result of which Chinese enterprises and individuals acquire ownership, control, business management rights and other relevant rights in offshore entities. The SAFE Circular 37 was issued by the State Administration of Foreign Exchange (“SAFE”) to regulate registration of the establishment of offshore special purpose vehicles by Chinese enterprises and individuals and round-trip investments in China.

The Company respectfully advises the Staff that, as the NDRC Order 11 was only recently issued, there are very few interpretations, implementation guidance or precedents to follow in practice. Additionally, both the interpretation and application of the NDRC Order 11 remain uncertain, because the provisions contain only general language. Although the NDRC has issued certain interpretative guidance at the national level, it is often necessary to seek interpretations from the NDRC and its local branches on a case-by-case basis in practice. Although the Company has sought to communicate with the relevant local NDRC branch on a no-name basis, it remains not entirely clear whether the NDRC Order 11 applies to overseas investments using offshore funds in U.S. dollars indirectly held by Chinese enterprises or individuals. Therefore, the Company is not sure whether its overseas investments using the offering proceeds are subject to the NDRC Order 11. The Company will continue to monitor the latest rules, interpretations and guidance promulgated by the NDRC and communicate with the NDRC and its local branches to seek their opinions, when necessary.

In response to the Staff’s comment, the Company has revised the disclosure on page 40 and added disclosure on page 142 of the Revised Draft Registration Statement.

10.                               You state here and in Use of Proceeds that PRC laws and regulations limit your ability to utilize the proceeds of the offering to make loans or capital contributions to your PRC subsidiaries. Please quantify here and in Use of Proceeds the amount of loans or capital contributions you may make to your PRC subsidiaries without obtaining approvals from SAFE or other government entities. To the extent you will be required to obtain additional approvals to make loans or contribute the proceeds of this offering, also discuss how long you expect these will take and the likelihood you will obtain the necessary approvals.

The Company respectfully advises the Staff that, as the registered capital of Beijing Niudian Information Technology Co., Ltd. (the “WFOE”) is RMB120.0 million and the Company has not yet made any capital contribution as of the date hereof, the Company can make capital contribution in the full amount of RMB120.0 million through its subsidiary in Hong Kong to the WFOE, without obtaining approvals from SAFE or other government authorities. Furthermore, the WFOE may increase its registered capital to receive additional capital contribution from the Company’s subsidiary in Hong Kong and currently there is no statutory limit to increasing its registered capital, on the condition that it makes prior filings with the local counterpart of the Ministry of Commerce and registers with the local counterpart of the State Administration for Market Regulation, which may take approximately one to two months. The Company does not expect any obstacles to make the filings or registrations in time.

The Company respectfully advises the Staff that, pursuant to relevant PRC regulations, the Company may provide loans to the WFOE up to the larger amount of (i) the balance between the registered total investment amount and registered capital of the WFOE, or (ii) twice the amount of the net assets of the WFOE calculated in accordance with PRC GAAP, and the Company may also provide loans to the VIE up to twice the amount of the net assets of the VIE calculated in accordance with PRC GAAP, each subject to satisfaction of applicable government registration or approval requirements. For any amount of loans that the Company may extend to the WFOE or its VIE, such loans must be registered with the local counterpart of SAFE. For any amount of medium- or long-term loans extended by the Company to its VIE, such loans must also be approved by the NDRC. Registration with SAFE, if granted, may take approximately one to two months, whereas filing for NDRC approval may take approximately 15 days. However, it is difficult to predict the timeline and likelihood for completing the SAFE registration or receiving the NDRC approval due to uncertainties relating to the administrative procedures and the discretion of the relevant government authorities.

In response to the Staff’s comment, the Company has revised the disclosure on pages 39, 57 and 142 of the Revised Draft Registration Statement.

Notes to the Consolidated Financial Statements

2. Summary of Significant Accounting Policies, page F-13

11.                               Please disclose your accounting policy for advances from customers in accordance with ASC 235-10-50.

In response to the Staff’s comment, the Company has revised the disclosure in Note 2(p) on page F-19 of the Revised Draft Registration Statement to disclose the Company’s accounting policy for advances from customers.

14. Share-Based Compensation

Share Options, page F-40

12.                               We note from your disclosure on page F-40 that the expected exercise multiple used in estimating the fair value of options was estimated by referencing a widely-accepted academic research publication. Please tell us what information was used and tell us your consideration for disclosing this information. Please refer to ASC 718-10-50-2(f)(2).

The Company respectfully advises the Staff that, in estimating the exercise multiple, the Company has considered the statistics on exercise patterns of employees compiled by Huddart and Lang in Huddart, S., and M. Lang. 1996. “Employee Stock Option Exercises: An Empirical Analysis.” Journal of Accounting and Economics, vol. 21, no. 1 (February):5-43, which are widely adopted by valuers as authoritative guidance on expected exercise multiples.

The Company has considered both qualitative and quantitative factors, which indicate that the estimation of exercise multiples does not have a material impact on the fair value of options granted. As a result, the Company did not consider that the disclosure of the research studies and historical statistical data underlying the expected exercise multiples are material to the investors. In response to the Staff’s comment, however, the Company has revised the disclosure in Note 14 on page F-40 of the Revised Draft Registration Statement to disclose the research studies used in estimating the fair value of options granted.

*                                         *                                         *

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com or Allen Lu, partner at KPMG Huazhen LLP, by telephone at +86 10 8508-7805 or via email at allen.lu@kpmg.com. KPMG Huazhen LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures

cc:                                Yan Li, Chairman of the Board of Directors and Chief Executive Officer, Niu Technologies

Hardy Peng Zhang, Chief Financial Officer, Niu Technologies

Allen Lu, Partner, KPMG Huazhen LLP

David Zhang, Esq., Partner, Kirkland & Ellis International LLP

Steve Lin, Esq., Partner, Kirkland & Ellis International LLP